Exhibit (a)(1)(C)

Offer to Purchase For Cash

All Outstanding Shares of Common Stock

of

SHORETEL, INC.

at

$7.50 NET PER SHARE

Pursuant to the Offer to Purchase dated August 17, 2017

by

SHELBY ACQUISITION CORPORATION

a wholly-owned subsidiary of

MITEL US HOLDINGS, INC.

a wholly-owned subsidiary of

MITEL NETWORKS CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

August 17, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to act as information agent (“Information Agent”) in connection with the Offeror’s offer to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation, at a purchase price of $7.50 per Share, net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time as permitted under the Merger Agreement described below, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	the Offer to Purchase, dated August 17, 2017;

2.	the Letter of Transmittal to be used by stockholders of ShoreTel in accepting the Offer and tendering Shares, including Form W-9;

3.	ShoreTel’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	the return envelope addressed to Computershare Trust Company N.A. (the “Depositary and Paying Agent”) for your use only.

Voluntary Offer, COY: SHOR

Certain conditions to the Offer are described in Section 13—“Conditions of the Offer” of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 5:00 P.M., New York City time, on September 18, 2017, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after October 15, 2017, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Offeror will merge with and into ShoreTel (the “Merger”), without approval of ShoreTel’s stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel. As a result of the Merger, the Shares will cease to be publicly traded.

The board of directors for ShoreTel (1) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (together with the Offer and the Merger, the “Transactions”), are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer.

For Shares to be validly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal. The Offeror is not providing for guaranteed delivery procedures.

Neither Mitel, Parent nor the Offeror will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror’s expense.

Very truly yours,

Alliance Advisors, LLC

Voluntary Offer, COY: SHOR

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF MITEL, PARENT, THE OFFEROR, SHORETEL, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

Voluntary Offer, COY: SHOR